Exhibit 99.7

Consolidated Financial Statements

(Expressed in Canadian dollars)

Year ended June 30, 2019 and six months ended June 30, 2018

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Directors of Standard Lithium Ltd.

Opinion

We have audited the consolidated financial statements of Standard Lithium Ltd. and its subsidiaries (the “Company”) which comprise the consolidated statements of financial position as at June 30, 2019 and 2018, and the consolidated statements of comprehensive loss, changes in cash flows and equity for the year ended June 30, 2019 and the six months ended June 30, 2018, and the related notes comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2019 and 2018, and its financial performance and its cash flows for the year ended June 30, 2019 and the six months ended June 30, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the accompanying consolidated financial statements, which indicates that the Company has no sources of revenue and, as of June 30, 2019, the Company has an accumulated deficit. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information, which comprises the information included in the Company’s Management Discussion & Analysis to be filed with the relevant Canadian securities commissions.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audits of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Fernando Costa.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

October 25, 2019

STANDARD LITHIUM LTD.

Consolidated Statements of Financial Position

As at June 30, 2019 and 2018

Expressed in Canadian dollars

	June 30, 2019	June 30, 2018
ASSETS
Current assets
Cash	$6,849,114	$13,513,182
Receivables	90,428	105,445
Prepaid expenses	254,524	1,029,104

	7,194,066	14,647,731

Non-current assets
Reclamation deposit (Note 6)	82,002	82,509
Exploration and evaluation assets (Note 4)	25,381,849	16,190,343
Intangible asset (Note 7)	1,910,349	—
Asset under construction (Note 8)	9,823,065	—

	37,197,265	16,272,852

TOTAL ASSETS	$44,391,331	$30,920,583

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$5,615,174	$683,407

Non-current liabilities
Amounts payable (Note 9)	398,453	—

TOTAL LIABILITIES	6,013,627	683,407

EQUITY
Share capital (Note 10)	57,875,488	45,187,983
Shares to be issued (Note 7)	475,000	—
Reserves (Note 10)	13,544,859	9,847,553
Deficit	(33,655,763)	(25,076,922)
Accumulated other comprehensive income	138,120	278,562

TOTAL EQUITY	38,377,704	30,237,176

TOTAL LIABILITIES AND EQUITY	$44,391,331	$30,920,583

Nature and Continuance of Operations (Note 1)

Commitments (Notes 4 and 16)

Subsequent Events (Note 17)

Approved by the Board of Directors and authorized for issue on October 25, 2019.

“Robert Mintak” Director	“Dr. Andrew Robinson” Director

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Comprehensive Loss

Year ended June 30, 2019 and six months ended June 30, 2018

Expressed in Canadian Dollars

	2019 (12 months)	2018 (6 months)
Administrative Expenses
Advertising and investor relations	$1,528,862	$451,736
Consulting fees	1,281,415	329,843
Corporate development	5,000	26,000
Filing and transfer agent	103,422	69,744
Foreign exchange loss (gain)	1,304	(21,467)
Management fees (Note 11)	1,109,382	481,674
Office and administration	242,302	104,129
Patent	149,259	—
Preliminary economic assessment	329,715	—
Professional fees	184,849	76,994
Research and development	4,252	625,301
Share-based payment (Notes 10 and 11)	3,325,918	1,488,695
Travel	246,827	112,442

Loss from operations before other items	(8,512,507)	(3,745,091)
Other items
Write-off acquisition costs (Note 4)	(20,650)	—
Interest and accretion expense (Note 9)	(45,684)	—

Net loss before other comprehensive income (loss)	(8,578,841)	(3,745,091)

Other comprehensive income ( loss)
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	(140,442)	543,209

Total comprehensive loss	$(8,719,283)	$(3,201,882)

Weighted average number of common shares outstanding – basic and diluted	77,935,643	64,039,725
Basic and diluted loss per share	$(0.11)	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Changes in Equity

Year ended June 30, 2019 and six months ended June 30, 2018

Expressed in Canadian dollars

	Number of shares	Share capital	Shares to be issued	Reserves	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total
Balance, December 31, 2017	60,991,155	$25,709,682	$—	$7,437,154	$(21,331,831)	$(264,647)	$11,550,358
Share-based payment	—	—	—	1,488,695	—	—	1,488,695
Shares issued for cash, net of costs	10,622,205	18,064,245	—	1,212,260	—	—	19,276,505
Warrants exercised	1,300,000	325,000	—	—	—	—	325,000
Shares issued for exploration and evaluation assets	400,000	580,000	—	—	—	—	580,000
Stock options exercised	214,216	509,056	—	(290,556)	—	—	218,500
Net loss for the year	—	—	—	—	(3,745,091)	—	(3,745,091)
Currency translation differences for foreign operations	—	—	—	—	—	543,209	543,209

Balance, June 30, 2018	73,527,576	45,187,983	—	9,847,553	(25,076,922)	278,562	30,237,176
Share-based payment	—	—	—	3,325,918	—	—	3,325,918
Shares issued for cash, net of costs	11,816,500	10,474,005	—	371,388	—	—	10,845,393
Warrants exercised	450,000	112,500	—	—	—	—	112,500
Shares issued for exploration and evaluation assets	1,300,000	1,626,000	—	—	—	—	1,626,000
Shares issued for intangible asset acquisition	500,000	475,000	475,000	—	—	—	950,000
Net loss for the period	—	—	—	—	(8,578,841)	—	(8,578,841)
Currency translation differences for foreign operations	—	—	—	—	—	(140,442)	(140,442)

Balance, June 30, 2019	87,594,076	$57,857,488	$475,000	$13,544,859	$(33,655,763)	$138,120	$38,377,704

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Cash Flows

Year ended June 30, 2019 and six months ended June 30, 2018

Expressed in Canadian Dollars

	2019 (12 months)	2018 (6 months)
Cash flows from (used in) operating activities
Net loss	$(8,578,841)	$(3,745,091)
Add items not affecting cash
Write-off of acquisition costs	20,650	—
Share-based payment	3,325,918	1,488,695
Interest and accretion expense	46,405	—
Net changes in non-cash working capital items to operations:
Receivables	15,017	(53,523)
Prepaid expenses	753,930	(638,670)
Accounts payable and accrued liabilities	149,306	197,616

Net cash used in operating activities	(4,267,615)	(2,750,973)

Cash flows used in investing activities
Exploration and evaluation expenditures	(3,866,496)	(7,623,522)
Intangible asset	(608,301)	—
Asset under construction	(8,879,549)	—

Net cash used in investing activities	(13,354,346)	(7,623,522)

Cash flows from financing activities
Proceeds from the issuance of shares, net of costs	10,845,393	19,276,505
Exercise of warrants	112,500	325,000
Exercise of stock options	—	218,500

Net cash from financing activities	10,957,893	19,820,005

Net change in cash	(6,664,068)	9,445,510
Cash, beginning of period	13,513,182	4,067,672

Cash, end of period	$6,849,114	$13,513,182

Supplemental Cash Flow Information
Interest paid	—	—
Income taxes paid	1,873	1,022

Non-Cash Transactions (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

1.	Nature and Continuance of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp. On April 7, 1999, the Company changed its name to Patriot Capital Corp. and to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016 the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (“USA”).

The address of the Company’s corporate office and principal place of business is 835, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6. The Company’s shares are listed on the TSX Venture Exchange under the symbol “SLL”.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has no sources of revenue and as at June 30, 2019 had an accumulated deficit of $33,655,763 (June 30, 2018 - $25,076,922). These matters raise significant doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity financings. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.	Basis of Presentation

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Board (“IASB”). These consolidated financial statements have been prepared on the basis of IFRS standards that are effective for the Company‘s fiscal year ended June 30, 2019.

b)	Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. On February 21, 2017, the Company acquired Moab Minerals Corp. and its wholly owned subsidiary 1093905 Nevada Corp. Moab Minerals Corp. was incorporated under the British Columbia Business Corporations Act and 1093905 Nevada Corp. was incorporated in the State of Nevada, USA. On March 17, 2017, the Company incorporated California Lithium Ltd. in the State of Nevada, USA. On June 13, 2017, the Company acquired Vernal Minerals Corp. and its wholly owned subsidiary Arkansas Lithium Corp. Vernal Minerals Corp. was incorporated under the British Columbia Business Corporations Act and Arkansas Lithium Corp. was incorporated in the State of Nevada, USA. On December 13, 2018, the Company acquired 2661881 Ontario Limited which was incorporated under the laws of Ontario.All significant inter-company balances and transactions have been eliminated upon consolidation.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

2.	Basis of Presentation - continued

c)	Functional and presentation currency

Items included in the consolidated financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and its Canadian subsidiaries, Moab Minerals Corp., Vernal Minerals Corp. and 2661881 Ontario Limited is the Canadian dollar. The functional currency of 1093905 Nevada Corp., California Lithium Ltd. and Arkansas Lithium Corp. is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are included in profit and loss.

The results and financial position of a subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the reporting date;

•	Income and expenses for each income statement are translated at average exchange rates for the period; and

•	All resulting exchange differences are recognised in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in foreign entity is taken to accumulated other comprehensive loss. When a foreign operation is sold, such exchange differences are recognized in profit or loss as part of the gain or loss on sale.

d)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss which are stated at their fair value.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

e)	Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent liabilities as at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

2.	Basis of Presentation – continued

e)	Critical accounting estimates and judgments - continued

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to:

(i)	Determination of categories of financial assets and financial liabilities

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy involving assessments and judgments made by management.

(ii)	Recoverability of long-lived assets

The application of the Company’s accounting policy for long-lived assets requires judgment in determining whether future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting there are indications of impairment, the carrying amount is tested to determine if it exceeds the recoverable amount.

(iii)	Going concern assumption

As described in Note 1, management uses its judgement in determining whether the Company is able to continue as a going concern.

(iv)	Deferred income taxes

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax planning strategies.

(v)	Assessment of whether an acquisition is a business combination or an asset acquisition

Management uses judgment to determine whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are as follows:

(i)	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 10.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

2.	Basis of Presentation – continued

e)	Critical accounting estimates and judgments - continued

(ii)	Impairment calculations

The Company evaluates each long-term asset each reporting period to determine if there are any indications of impairment. If any such indications exist, an estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The estimates and assumptions used to estimate the recoverable amount of the long-lived assets are subject to risk and uncertainty and there is the possibility that changes in circumstances will alter these estimates and assumptions.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and have been applied consistently by the Company.

a)	Certain impairment of non-financial assets

Non-financial assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (“CGU”), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets, where the recoverable amount of the CGU is the greater of the CGU’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments to the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

b)	Income taxes

Tax expense comprises current and deferred tax. Tax is recognized in income except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies – continued

b)	Income taxes - continued

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences. However, deferred tax liabilities are not recognized for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future, or on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

c)	Convertible debenture

Convertible debentures are classified separately into financial liability and equity components in accordance with the substance of the contractual agreement. At the date of issue, the fair value of the liability component is estimated using a discount rate that would have been applicable to non-convertible debt. This amount is recorded as a liability on an amortized cost basis until extinguished upon conversion or repayment. The equity component is determined by deducting the amount of the liability component from the face value of the convertible debenture as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.

d)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing profit or loss attributable to ordinary equity holders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares bought back or during the period, multiplied by a time-weighting factor.

Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential units. The effects of anti-dilutive potential units are ignored in calculating diluted EPS. All options and warrants are considered anti-dilutive when the Company is in a loss position.

e)	Share-based payments

The Company has an equity-settled share purchase stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and are amortized over the vesting period, which is the period over which all of the specific vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies - continued

e)	Share based payments – continued

Share-based payments to non-employees are measured at the fair value of goods or services received, or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to stock options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related stock options reserve is transferred to share capital. Upon expiry the recorded value is transferred to deficit.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where a grant of options is cancelled and settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

f)	Financial instruments

The Company adopted IFRS 9 in its consolidated financial statements on January 1, 2018. Due to the nature of its financial instruments, the adoption of IFRS 9 had no impact on the opening deficit balance on January 1, 2018. The impact on the classification and measurement of its financial instruments is set out below.

The following table summarizes the classification and measurement changes under IFRS 9 for each financial instrument:

Financial Instrument	Original classification under IAS 39	New classification under IFRS 9
Cash	Fair value through profit or loss (“FVTPL”)	FVTPL
Accounts payable	Other liabilities	Amortized cost

The original carrying value of the Company’s financial instruments under IAS 39 has not changed under IFRS 9.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies – continued

f)	Financial instruments – continued

Financial assets

The Company classifies its financial assets into the following categories, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Amortized cost

Amortized cost are those assets which are held within a business whose objective is to hold financial assets to collect contractual cash flows; and the terms of the financial assets must provide on specified dates cash flows solely through the collection of principal and interest.

Fair value through other comprehensive income (“FVOCI”)

FVOCI assets are those assets which are held within a business whose objective is achieved by both collecting contractual cash flows and selling financial assets; and the contractual terms of the financial assets give rise on specified dates to cash flows solely through the collection of principal and interest.

FVTPL

A financial asset shall be measured at fair value through profit or loss unless it is measured at amortized cost or FVOCI. The Company may however make the irrevocable option to classify particular investments as FVTPL.

All financial instruments are initially recognized at fair value on the consolidated statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in the consolidated statement of loss and comprehensive loss for the year. Financial assets classified at amortized cost are measured at amortized cost using the effective interest method.

Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Financial liabilities

Management determines the classification of its financial liabilities at initial recognition.

Amortized cost

The Company classifies all financial liabilities as subsequently measured at amortized cost using the effective interest method, except for financial liabilities carried at FVTPL and certain other exceptions.

Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies – continued

g)	Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units is allocated between common shares and share purchase warrants where the fair value of the common shares is based on the market value on the announcement date and the balance, if any, is allocated to the attached warrants.

h)	Leases

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases, which are recognised as an expense on a straight-line basis over the lease term.

i)	Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization and accumulated impairment losses and are amortized on a straight-line basis over their estimated useful life. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

j)	Asset acquisition

Management determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. The Company completed the acquisition of 2661881 Ontario Limited on December 13, 2018 and concluded that the transaction did not qualify as a business combination under IFRS 3, “Business Combinations”, as management concluded that significant processes were not acquired. Accordingly, the acquisition of 2661881 Ontario Limited has been accounted for as an asset acquisition (Note 7).

k)	Exploration and Evaluation Expenditures

General exploration and evaluation (“E&E”) expenditures incurred prior to acquiring the legal right to explore are charged to profit or loss as incurred. E&E expenditures incurred subsequent to acquisition of the legal right to explore, including license and property acquisition costs, geological and geophysical expenditures, costs of drilling exploratory wells and directly attributable overhead including salaries and employee benefits, are initially capitalized as E&E assets. E&E assets are not depleted and are moved into property, plant and equipment when they are determined to meet certain technical feasibility and commercial viability thresholds as determined by management. Upon transfer to property, plant and equipment, E&E assets are assessed for impairment in addition to regular impairment reviews to ensure they are not carried at amounts above their estimated recoverable values.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies – continued

k)	Exploration and Evaluation Expenditures - continued

E&E assets are assessed for impairment at the cash-generating unit level when there are indicators of impairment. The Company considers the following to be indicators of impairment:

(a)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

(b)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

(c)

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(d)

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

l)	Research and development expenditures

Research expenditures are expensed in the period incurred. Product development expenditures are expensed in the period incurred unless the product under development meets specific criteria related to technical, market and financial feasibility for deferral and amortization. The Company’s policy is to amortize deferred product development expenditures over the expected future life of the product once product revenues or royalties are recorded.

m)	Changes in accounting standards

Accounting standards issued but not yet effective:

Standards issued, but not effective, up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applies at a future date. The following new standards, amendments and interpretations have not been early adopted in these consolidated financial statements and are not expected to have a material effect on the Company’s future results and financial position:

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies – continued

m)	Changes in accounting standards - continued

New accounting standards effective for annual periods on or after January 1, 2019:

IFRS 16 Leases

IFRS 16 was issued in January 2016 and specifies how a company will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with the approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The Company is currently finalizing the impact of IFRS 16 on its consolidated financial statements. As at July 1, 2019, it is estimated that total liabilities would increase by $118,000 and assets would increase by approximately $118,000. The Company is continuing to assess the overall impact of the new standard, including the required changes to the disclosures in its consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23, Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after June 1, 2019. Earlier application is permitted. The Interpretation requires: (a) an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution; (b) an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. The adoption of this standard is not expected to have a material effect on the Company’s future results and financial position.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

4.	Exploration and Evaluation Assets

	California Property $	Arkansas Property $	Total $
Acquisition costs:
Balance, December 31, 2017	5,403,689	1,258,000	6,661,689
Acquisition of property	723,157	4,372,434	5,095,591
Effect of movement in foreign exchange rates	13,408	191,194	204,602

Balance, June 30, 2018	6,140,254	5,821,628	11,961,882
Reclassification from acquisition to exploration costs	(53,508)	—	(53,508)
Acquisition of property	2,096,767	5,103,033	7,199,800
Effect of movement in foreign exchange rates	(82,066)	(61,326)	(143,392)

Balance, June 30, 2019	8,101,447	10,863,335	18,964,782
Exploration Costs:
Balance, December 31, 2017	839,179	385,038	1,224,217
Site management	152,826	—	152,826
Other exploration costs	1,669,003	785,192	2,454,195
Effect of movement in foreign exchange rates	355,450	41,773	397,223

Balance, June 30, 2018	3,016,458	1,212,003	4,228,461
Reclassification from acquisition to exploration costs	53,508	—	53,508
Site management	61,621	—	61,621
Drilling	915,839	—	915,839
Other exploration costs	368,856	863,867	1,232,723
Effect of movement in foreign exchange rates	(48,902)	(26,183)	(75,085)

Balance, June 30, 2019	4,367,380	2,049,687	6,417,067

Balance, June 30, 2018	9,156,712	7,033,631	16,190,343

Balance, June 30, 2019	12,468,827	12,913,022	25,381,849

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

4.	Exploration and Evaluation Expenditures - continued

California Property

On August 11, 2016, the Company entered into an option purchase and assignment agreement (the “Option Purchase Agreement”) with TY & Sons Explorations (Nevada), Inc. (“TY & Sons”) and Nevada Alaska Mining Company Inc. (“Nevada Mining”), pursuant to which the Company will acquire all of TY & Sons’ right, title and interest in a property option agreement between TY & Sons and Nevada Mining, as property owner (the “Underlying Option Agreement”). Under the Underlying Option Agreement, TY & Sons has the option (the “Option”) to acquire from Nevada Mining an interest in the California Property (collectively, the “Option Purchase”), which comprises mineral claims situated in San Bernardino County, California. The transaction, having received the approval of the TSX Venture Exchange, closed on November 17, 2016. As consideration, the Company issued 14,000,000 common shares of the Company and paid certain costs incurred to TY & Sons.

In order to exercise the Option pursuant to the terms of the Underlying Option Agreement, the Company will be required to pay the total sum of US$325,000 and issue an aggregate of 2,500,000 common shares to Nevada Mining as follows:

•	US$125,000 on closing of the Option Purchase Agreement (paid)

•	US$50,000 on or before July 7, 2017 (paid)

•	US$50,000 on or before July 7, 2018 (paid)

•	US$50,000 on or before July 7, 2019 (paid)

•	US$50,000 on or before July 7, 2020

•	Issue 500,000 common shares on closing of the Option Purchase Agreement (issued)

•	Issue 500,000 common shares on or before October 1, 2017 (issued)

•	Issue 500,000 common shares on or before October 1, 2018 (issued)

•	Issue 500,000 common shares on or before October 1, 2019 (issued)

•	Issue 500,000 common shares on or before October 1, 2020

The property is subject to a 2.5% net smelter return royalty on commercial production from the mineral claims, in favour of Nevada Mining, of which 1.0% may be repurchased for US$1,000,000 on or before July 7, 2019. The property is also subject to an additional 0.5% net smelter returns royalty applicable to any after acquired properties in the area of interest stipulated by the Option Purchase Agreement, also in favour of Nevada Mining.

On May 1, 2017, the Company signed a Property Lease Agreement with National Chloride Company of America (“National Chloride”) for rights to an adjacent property to the California Property, with approximately 12,290 acres. Under this Property Lease Agreement, the Company paid US$25,000 at signing of a Letter of Intent and will be required to pay the total sum of US$1,825,000 and issue an aggregate of 1,700,000 common shares of the Company to National Chloride as follows:

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

4.	Exploration and Evaluation Expenditures - continued

California Property – continued

•	US$25,000 on the Purchase Agreement date (paid)

•	US$50,000 on or before November 24, 2017 (paid)

•	US$100,000 on or before May 24, 2018 (paid)

•	US$100,000 on or before May 24, 2019 (paid subsequent to year end)

•	US$100,000 on or before May 24, 2020

•	US$100,000 on or before May 24, 2021

•	US$100,000 on or before May 24, 2022

•	US$250,000 upon successful completion of a pre-feasibility study

•	US$1,000,000 upon successful completion of a bankable feasibility study

•	Issue 100,000 common shares on the closing date (issued)

•	Issue 100,000 common shares on or before November 24, 2017 (issued)

•	Issue 200,000 common shares on or before May 24, 2018 (issued)

•	Issue 200,000 common shares on or before May 24, 2019 (issued)

•	Issue 200,000 common shares on or before May 24, 2020

•	Issue 200,000 common shares on or before May 24, 2021

•	Issue 200,000 common shares on or before May 24, 2022

•	Issue 500,000 common shares successful completion of a pre-feasibility study

It is expressly agreed that the “Leased Rights” are limited to lithium exploration and production activities and operations. The Company will pay a two percent royalty on gross revenue derived from the properties to National Chloride, subject to a minimum annual royalty payment of US$500,000. On September 1, 2017, the Property Lease Agreement was amended to include an additional approximately 6,000 acres adjacent to the 12,290 acres. The amendment agreement continues all the economic terms of the previous lease agreement with National Chloride, with the additional requirement that the Company will be responsible for ongoing carrying costs associated with the additional claims. A payment of $56,873 (US$44,805) was made to the Bureau of Land Management, Department of the Interior (“BLM”) for these carrying costs.

On April 23, 2018 the Company entered into an exploration and option agreement (“EOA”), with TETRA Technologies, Inc., to secure access to additional operating and permitted land consisting of approximately 12,100 acres in Bristol Dry Lake, and up to 11,840 acres in the adjacent Cadiz Dry Lake, Mojave Desert, California. The EOA with TETRA allows for the exclusive right to negotiate and conduct exploration activities and to enter into a mineral lease to allow exploration and production activities for lithium extraction on property held under longstanding mining claims and permits by TETRA.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

4.	Exploration and Evaluation Expenditures - continued

California Property – continued

In connection with the entering into of the EOA, the Company made a non-refundable deposit of $131,680 (US$100,000) (See Note 5), and will be required to pay the total sum of US$2,700,000 and issue an aggregate of 3,400,000 common shares of the Company to TETRA Technologies, Inc. as follows:

•	US$100,000 initial payment on April 23, 2018 (paid)

•	US$100,000 on or before October 23, 2018 (paid)

•	US$200,000 on or before April 23, 2019 (paid)

•	US$200,000 on or before April 23, 2020

•	US$200,000 on or before April 23, 2021

•	US$200,000 on or before April 23, 2022

•	US$200,000 on or before April 23, 2023

•	US$500,000 upon successful completion of a pre-feasibility study

•	US$1,000,000 upon successful completion of a bankable feasibility study

•	Issue 200,000 common shares on April 23, 2018 (issued)

•	Issue 200,000 common shares on or before October 23, 2018 (issued)

•	Issue 400,000 common shares on or before April 23, 2019 (issued)

•	Issue 400,000 common shares on or before April 23, 2020

•	Issue 400,000 common shares on or before April 23, 2021

•	Issue 400,000 common shares on or before April 23, 2022

•	Issue 400,000 common shares on or before April 23, 2023

•	Issue 1,000,000 common shares successful completion of a pre-feasibility study

On November 1, 2017, the Company entered into a share purchase agreement to acquire all of the outstanding share capital of a privately held British Columbia based mineral exploration company (the “Vendor”) which holds the rights to a series of 54 prospective mineral claims located in San Bernardino County, California.

In consideration for the acquisition of the Vendor, the Company will issue 1,000,000 common shares, and will assume responsibility for all outstanding liabilities of the Vendor. Closing of the acquisition remains subject to the final approval of the TSX Venture Exchange, as well as certain other conditions as are customary in transactions of this nature. All common shares issued in connection with the acquisition will be subject to a four-month-and-one-day hold period in accordance with the policies of the TSX Venture Exchange. During the year ended June 30, 2019, the Company decided to not complete the transaction and wrote-off acquisition costs of $20,650. The Company has no further obligations or liabilities to the Vendor.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

4.	Exploration and Evaluation Expenditures – continued

Arkansas Property

On July 26, 2017, the Company entered into a Memorandum of Understanding (MOU) with a non-affiliated NYSE-listed company (the “Vendor”) with regard to an option to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 33,000 net brine acres located in Columbian and Lafayette Counties, Arkansas. At signing of the MOU, a non-refundable deposit of $614,150 (US$500,000) was made with additional fees and payment obligations in the future if the option is executed and exercised, and subject to certain conditions.

On December 29, 2017, the Company entered into an Option Agreement to proceed with the transaction (the “Agreement Date”). Under this Option Agreement, the Company will be required to make payments to the Vendor as follows:

•	US$500,000 before January 28, 2018 (paid)

•	An additional US$600,000 on or before December 29, 2018 (paid)

•	An additional US$700,000 on or before December 29, 2019

•	An additional US$750,000 on or before December 29, 2020

•

Additional annual payments of US$1,000,000 on or before each annual anniversary of the Agreement Date, beginning with that date that is 48 months following the Agreement Date, until the earlier of the expiration of the Exploratory Period or, if the Optionee exercises the Option, the Optionee beginning payment of the Royalty.

During the Lease Period, at any time following the commencement of Commercial Production, the Company agreed to pay a Royalty of 2.5% of gross revenue (minimum Royalty US$1,000,000) to the underlying owner.

On May 4, 2018 the Company entered into a Memorandum of Understanding (“MOU”), with LANXESS Corporation (“LANXESS”) with the purpose of testing and proving the commercial viability of extraction of lithium from brine that is produced as part of LANXESS’ bromine extraction business at its three southern Arkansas facilities. The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products extracted from tail brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. Standard Lithium has paid an initial $3,834,000 (US$3,000,000) reservation fee to LANXESS to secure access to the tail brine, with an additional US$3,000,000 reservation fee due upon completion of certain development phases which were completed prior to the year end of June 30, 2019. The additional US$3,000,000 fee is included in the accounts payable and accrued liabilities as at June 30, 2019.

5.	Deposit on mineral property

On October 23, 2017, the Company entered into a Memorandum of Understanding (“MOU”) with TETRA Technologies, Inc. and in connection with entering into the MOU, made a non-refundable deposit of $125,800 (US$100,000). On April 23, 2018, the Company entered into an EOA (as described in Note 4) with TETRA and upon entering into the EOA the non-refundable deposit was reclassified from deposit on mineral property to exploration and evaluation assets.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

6.	Reclamation deposit

On September 6, 2017, the Company paid $82,002 (US$62,659) for a reclamation bond to the Bureau of Land Management (“BLM”) with respect to the exploration trenching and drilling on Bristol Dry Lake (Note 4). This amount was determined by the BLM to be sufficient to meet all anticipated reclamation requirements.

7.	Intangible asset

On December 13, 2018, the Company acquired 2661881 Ontario Limited (“2661881”) from Craig Johnstone Brown (“Brown”) by purchasing all the issued and outstanding shares. 2661881 holds the intellectual property rights to a process for the selective extraction of lithium from brine solutions (the “IP Assets”). The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business.

The consideration payable by the Company to Brown will be comprised of cash and common shares of the Company as follows:

(i)	$50,000 deposit (paid);

(ii)	$250,000 on the closing date (paid);

(iii)	$250,000 promissory note payable six months after the closing date (paid);

(iv)	500,000 common shares on the closing date (issued);

(v)

$500,000 payable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether or not to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”); and

(vi)

500,000 shares issuable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”).

All cash payments and share issuances become immediately due and payable in the event a final decision is made by the Company to proceed with the commercial development of the IP Assets. In the event the Company does not make any of the required payments or share issuances, Brown has the right to re-acquire all of the issued share capital of 2661881, at which point the Company’s obligations to make further payments will cease.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

7.	Intangible asset (continued)

The fair value of the intangible assets acquired is as follows:

$
Consideration paid
Cash	300,000
Fair value of 500,000 common shares issued at closing date	475,000
Fair value of promissory note payable due six months after closing date	226,391
Cash payable on or before the Investment Date	375,657
Fair value of 500,000 common shares issuable on or before the Investment Date	475,000

Total consideration paid	1,852,048
Legal fees capitalized in connection with the acquisition of 2661881	58,301

Total	1,910,349

The intangible asset represents purchase of intellectual property rights. As at June 30, 2019, the intangible asset was not yet available for use.

8.	Asset under construction

The Company is developing a pilot plant for the extraction of battery-grade lithium from tail brine at the LANXESS facility in southern Arkansas. The pilot plant was under construction and not available for use and therefore not subject to depreciation as at June 30, 2019.

9.	Amounts payable

During the year ended June 30, 2019, the Company issued note payable of $250,000 payable six months after the closing date of the acquisition of 266861 Ontario Limited (Note 7) and will owe $500,000 at a later date as referenced in Note 7(v). Due to these amounts being owed at a later date the Company valued these at the present value and recorded accretion expense as follows:

$
Beginning balance at June 30, 2018	—
Fair value of promissory note payable due six months after closing date	226,391
Accretion expense for promissory note payable due six months after closing date	23,609
Cash payable on or before the Investment Date	375,657
Accretion expense for cash payable on or before the Investment Date	22,796

Total note payable	648,453
Less: amount paid	(250,000)

Amounts payable at June 30, 2019	398,453

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

10.	Share Capital

a)	Authorized capital

Unlimited number of common voting shares without nominal or par value.

Unlimited number of preferred shares without par value issued in one or more series.

87,594,076 common shares were issued and outstanding at June 30, 2019.

On February 16, 2018, the Company closed a brokered private placement and issued 10,312,821 units of the Company at a price of $2.10 per unit, for gross proceeds of $21,656,924. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $2.60 for a period of two years. The Company paid finder’s fees of $2,165,692 in cash, issued 309,384 common shares with a fair value of $609,486 and granted 721,897 compensation options (“Broker option”) at a fair value of $1,212,260. Each Broker option is exercisable for one unit until February 16, 2020 at an exercise price of $2.10 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $2.60 for a period of two years.

On May 1, 2018, the Company issued 200,000 common shares with a fair value of $286,000 to National Chloride (See Note 4).

On May 29, 2018, the Company issued 200,000 common shares with a fair value of $294,000 to TETRA Technologies. Inc. (See Note 4).

During the six months ended June 30, 2018, the Company issued a total of 214,216 common shares for the exercise of stock options. The Company received proceeds of $218,500 and re-classified $290,556 from Reserves to Share capital upon exercise.

During the six months ended June 30, 2018, the Company issued a total of 1,300,000 common shares for the exercise of share purchase warrants. The Company received proceeds of $325,000 upon exercise.

On October 1, 2018, the Company issued 500,000 common shares with a fair value of $840,000 to Nevada Alaska Mining Co. Ltd. (Note 4).

On October 23, 2018, the Company issued 200,000 common shares with a fair value of $280,000 to TETRA Technologies, Inc. (Note 4).

On December 13, 2018, the Company issued 500,000 common shares with a fair value of $475,000 in connection with the acquisition of 2661881 Ontario Limited and the intangible asset (Note 7).

On March 21, 2019, the Company closed a brokered short form prospectus financing and issued 11,390,500 units of the Company at a price of $1.00 per unit, for gross proceeds of $11,390,500. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $1.30 for a period of 36 months from the closing date (March 21, 2022). The Company paid underwriters’

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

10.	Share Capital - continued

a)	Authorized capital - continued

commission of $570,685, issued 797,336 underwriter’s warrants with a fair value of $371,388 and incurred $389,787 of additional share issuance costs to complete the financing. Each underwriter’s warrant is exercisable to purchase an additional share at a price of $1.00 per share for a period of 24 months from the closing date (March 21, 2021).

On April 10, 2019, the Company closed a non-brokered private placement and issued 426,000 units of the Company at a price of $1.00 per unit, for gross proceeds of $426,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $1.30 for a period of 36 months from the closing date (April 10, 2022). The Company incurred $10,635 of share issuance costs to complete the financing.

On May 1, 2019, the Company issued 200,000 common shares with a fair value of $166,000 to National Chloride (Note 4).

On May 2, 2019, the Company issued 400,000 common shares with a fair value of $340,000 to TETRA Technologies, Inc. (Note 4).

During the year ended June 30, 2019, the Company issued a total of 450,000 common shares for the exercise of share purchase warrants. The Company received proceeds of $112,500 upon exercise.

b)	Warrants

Warrant transactions are summarized as follows:

	Number of warrants	Weighted average exercise price
Balance at December 31, 2017	4,775,000	$0.25
Issued	5,156,411	2.60
Exercised	(1,300,000)	0.25

Balance at June 30, 2018	8,631,411	1.65
Issued	6,705,585	1.26
Exercised	(450,000)	0.25

Balance at June 30, 2019	14,886,996	$1.53

The weighted average remaining contractual life of the warrants outstanding is 1.77 years.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

10.	Share Capital – continued

c)	Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, employees, consultants and management company employees enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by any stock exchange. The options can be granted for a maximum term of 10 years.

On February 16, 2018, in conjunction with the closing of the Company’s private placement the Company granted 721,897 stock options at an exercise price of $2.10 for a period of two years with all of the stock options vesting immediately on the grant date (See Note 10(a)).

On February 21, 2018, the Company granted 500,000 stock options to directors, officers and consultants of the Company at an exercise price of $2.10 for a period of five years with all of the stock options vesting immediately on the date of grant.

On July 3, 2018, the Company granted 300,000 stock options to a consultant of the Company at an exercise price of $1.21 for a period of five years with the stock options vesting one quarter at three months from grant date, one quarter at six months from grant date, one quarter at nine months from grant date and one quarter at one year from grant date.

On July 23, 2018, the Company granted 150,000 stock options to a consultant of the Company at an exercise price of $1.03 for a period of one year with all of the stock options vesting immediately on the date of grant.

On September 4, 2018, the Company granted 2,000,000 stock options to directors, officers and consultants of the Company at an exercise price of $1.40 for a period of five years with all of the stock options vesting immediately on the date of grant.

On April 1, 2019, the Company granted 750,000 stock options to consultants of the Company at an exercise price of $1.00 for a period of three years. All of the stock options vested on June 29, 2019.

On June 13, 2019, the Company granted 150,000 stock options to a consultant of the Company at an exercise price of $1.00 for a period of three years with all of the stock options vesting immediately on the date of grant.

The weighted average fair value at grant date of options granted during the year ended June 30, 2019 was $0.75 per option (June 30, 2018: $2.08). The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

10.	Share Capital - continued

c)	Options - continued

	2019	2018
Expected stock price volatility	139%	180%
Risk-free interest rate	1.83%	1.88%
Dividend yield	—	—
Expected life of options	4.28 years	3.2 years
Stock price on date of grant	$1.00	$2.08
Forfeiture rate	—	—

Stock option transactions are summarized as follows:

	Number of options	Weighted average exercise price
Balance at December 31, 2017	4,615,000	$0.99
Options granted	1,221,897	2.10
Options exercised	(214,216)	1.02
Options forfeited	(50,000)	1.02

Balance at June 30, 2018	5,572,681	1.24
Options granted	3,350,000	1.26
Options cancelled	(175,000)	1.24

Balance at June 30, 2019	8,747,681	$1.25

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

10.	Share Capital - continued

c)	Options - continued

The following table summarizes stock options outstanding and exercisable at June 30, 2019:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise		Exercise
Price	of	Contractual Life	Price	Number	Price
$	Shares	(years)	$	Exercisable	$

1.05	1,250,000	2.68	1.05	1,250,000	1.05
0.96	2,590,000	2.96	0.96	2,590,000	0.96
1.02	435,784	1.11	1.02	435,784	1.02
2.10	721,897	0.63	2.10	721,897	2.10
2.10	500,000	3.65	2.10	500,000	2.10
1.21	300,000	4.01	1.21	225,000	1.21
1.06	150,000	0.06	1.06	150,000	1.06
1.40	1,900,000	4.18	1.40	1,900,000	1.40
1.00	750,000	2.76	1.00	750,000	1.00
1.00	150,000	2.96	1.00	150,000	1.00

	8,747,681	2.91	1.25	8,672,681	1.25

11.	Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	2019	2018
Management fees	$1,109,382	$481,674
Share-based payments	2,102,790	480,710

	$3,212,172	$962,384

As at June 30, 2019 there is $161,843 (June 30, 2018: $152,555) in accounts payable and accrued liabilities owing to officers of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted. Amounts due to/from the related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

12.	Income Taxes

Income tax expense (recovery) varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rate to income before taxes as follows:

	2019	2018
Net loss for the year before taxes	$(8,578,841)	$(3,745,091)
Statutory Canadian corporate tax rate	27.00%	27.00%

Anticipated tax recovery	$(2,315,810)	$(1,011,100)
Non-deductible items and other differences	765,121	(639,909)
Change in unrecognized tax benefits	1,550,689	1,651,009

Actual income tax provision (recovery)	$—	$—

The significant components of the Company’s deferred tax assets (liabilities) are as follows:

	2019	2018
Petroleum and natural gas interests	$61,047	$61,047
Mineral property interests	1,910,992	1,812,091
Non-capital loss carry forwards	4,256,908	2,814,986
Share issue costs	777,153	767,287

	7,006,100	5,455,411
Unrecognized deferred tax assets	(7,006,100)	(5,455,411)

Net deferred income tax assets	$—	$—

At June 30, 2019, the Company has available non-capital tax losses for Canadian income tax purposes of approximately $15,753,000, available for carry-forward to reduce future years’ taxable income, if not utilized, expiring between 2031 and 2039. At June 30, 2019, the Company has available non-capital tax losses for United States income tax purposes of approximately $993,000, available for indefinite carry-forward to reduce future years’ taxable income.

13.	Capital Management

The Company considers its capital structure to include shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company is reasonable.

The Company is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

14.	Financial instruments and financial risk management

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

Financial instruments that are held at fair value are categorised based on a valuation hierarchy which is determined by the valuation methodology utilised:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the periods ended June 30, 2019 and June 30, 2018.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

June 30, 2019	Level 1	Level 2	Level 3	Total
Cash	$6,849,114	$—	$—	$6,849,114

June 30, 2018	Level 1	Level 2	Level 3	Total
Cash	$13,513,182	$—	$—	$13,513,182

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

14.	Financial instruments and financial risk management - continued

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•	maintaining sound financial condition;

•	financing operations; and

•	ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

•	recognize and observe the extent of operating risk within the business;

•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.

(i)	Interest rate risk

The Company does not have any financial instruments which are subject to interest rate risk.

(ii)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The Company does not have any financial instruments which are subject to credit risk.

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources. As at June 30, 2019, the Company has a working capital surplus of $1,578,892 (June 30, 2018 – $13,964,324).

(iv)	Foreign Exchange Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	2019 $	2018 $
Cash	248,860	88,007
Accounts payable	(4,509,929)	(407,421)

At June 30, 2019, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.3087. A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $476,000 in the Company’s comprehensive loss for the year.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2019 AND SIX MONTHS ENDED JUNE 30, 2018

(Expressed in Canadian Dollars)

15.	Non-Cash Transactions

	2019	2018
Non-cash Financing and Investing Activities	$	$
Shares issued for exploration and evaluation assets	1,626,000	580,000
Shares issued for finder’s fees	—	609,486
Shares issued for intangible asset	475,000	—
Shares issuable for intangible asset	475,000	—
Exploration and evaluation expenditures included in accounts payable	4,148,257	309,312

16.	Commitments

On November 1, 2017, the company entered into a commercial property lease that will expire on October 31, 2020. The future minimum rental payments under the non-cancelable operating lease as at June 30, 2019:

2019 $
2020	100,475
2021	33,492

133,967

17.	Subsequent Events

On July 19, 2019, the Company granted 100,000 stock options to a consultant of the Company at an exercise price of $0.83 per share for a period of three years. All options in the grant vested on July 31, 2019.

On October 16, 2019, the Company granted 150,000 stock options to a consultant of the Company at an exercise price of $0.75 per share for a period of four years. All options in the grant vested on the grant date.